FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2024

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated December 4, 2024

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the securities market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Banco Santander share capital reduces by 2.21% following completion of buy-back programme

Reference is made to our notice of inside information of 27 August 2024 (official registry number 2371) (the “Buy-back Commencement Communication”), relating to the buyback programme of own shares approved by the board of directors of Banco Santander (the “Buy-back Programme” or the “Programme”). The Bank informs that, after the last acquisitions mentioned below, the maximum investment provided for in the Buy-back Programme (i.e. EUR 1,525 million) has been reached, having acquired a total of 341,781,250 own shares, representing approximately 2.21% of the Bank’s share capital. The acquisition of shares under the Buy-back Programme has been communicated on a regular basis, pursuant to the provisions of Articles 2.2 and 2.3 of the Commission Delegated Regulation (EU) No. 2016/1052. As a consequence of the above, the Buy-back Programme has been terminated in accordance with the terms set out when it was announced.

As disclosed in the Buy-back Commencement Communication, the purpose of the Programme was to reduce the Bank’s share capital by redeeming the shares acquired thereunder, which was authorised by the European Central Bank on 22 August 2024 (the “Capital Reduction”). The implementation of the Capital Reduction, which was approved at the Bank’s ordinary general shareholders’ meeting held on 22 March 2024 on second call under item 5 C of the agenda, is expected to take place at the meeting of the board of directors of the Bank to be held on 17 December 2024.

As a result of the Capital Reduction, Banco Santander’s share capital will be reduced by EUR 170,890,625 through the cancellation of the aforementioned 341,781,250 own shares, each with a nominal value of EUR 0.50. Consequently, the Bank’s share capital will be set at EUR 7,576,246,161, represented by 15,152,492,322 shares, all of them of the same class and series

The purpose of the Capital Reduction is the cancellation of the own shares acquired under the Buy-back Programme, contributing to the remuneration of the Bank’s shareholders by increasing the profit per share, which is inherent to the decrease in the number of shares. The Capital Reduction will not entail the return of contributions to shareholders since the Bank is the owner of all the shares to be cancelled.

It is expected that a reserve for amortised capital be created with a charge to the share premium reserve for an amount equal to the nominal value of the cancelled shares (i.e. EUR 170,890,625), which may only be used under the same conditions as those required for the reduction of the share capital, pursuant to the provisions of Article 335 c) of the Spanish Companies Law. Consequently, in accordance with the provisions of such Article, the Bank’s creditors will not be afforded the right of objection referred to in Article 334 of the same Law.

For purposes of the provisions of Article 411 of the Spanish Companies Law and in accordance with Additional Provision One of Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions, it is hereby stated for the record that, as the Bank is a credit institution and the other requirements set forth in the aforementioned Additional Provision are met, the consent of the bondholder syndicates for the outstanding debenture and bond issues is not required for the implementation of the reduction.

The announcements of the Capital Reduction will be published in the Official Gazette of the Spanish Commercial Registry and on the Bank’s corporate website (www.santander.com) in the coming days.

Thereafter, the public deed regarding the corporate resolutions on the Capital Reduction and amendment of the Bank’s By-laws will be granted and subsequently registered with the Commercial Registry of Santander. In addition, the delisting of the 341,781,250 cancelled shares from the Spanish and foreign stock exchanges or stock markets on which the Bank’s shares are listed, and the cancellation of the book-entry records of the cancelled shares before the competent bodies will both be requested.

Accumulated share capital reduction resulting from the buyback programmes

After the completion of the Buy-back Programme, which will entail a share capital reduction of the Bank’s share capital by approximately 2.21%, once the seven buyback programmes carried out against the 2021, 2022, 2023 and the first semester of 2024 results have been completed, the accumulated share capital reduction amounts to EUR 1,094,074,490, with the Bank having repurchased 2,188,148,980 shares since November 2021, approximately 12.62% of its outstanding shares as of that date.

Last transactions executed under the Programme

Moreover, pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs, that it has carried out the following transactions over its own shares between 28 November and 3 December 2024 (both inclusive):

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
28/11/2024	SAN	Purchase	XMAD	4,097,100	4.3928
28/11/2024	SAN	Purchase	CEUX	1,978,055	4.3898
28/11/2024	SAN	Purchase	TQEX	330,770	4.3885
28/11/2024	SAN	Purchase	AQEU	594,075	4.3856
29/11/2024	SAN	Purchase	XMAD	6,969,906	4.3268
29/11/2024	SAN	Purchase	CEUX	3,309,960	4.3282
29/11/2024	SAN	Purchase	TQEX	424,744	4.3276
29/11/2024	SAN	Purchase	AQEU	695,390	4.3109
02/12/2024	SAN	Purchase	XMAD	5,099,801	4.3719
02/12/2024	SAN	Purchase	CEUX	2,089,956	4.3786
02/12/2024	SAN	Purchase	TQEX	246,356	4.3864
02/12/2024	SAN	Purchase	AQEU	563,887	4.3789
03/12/2024	SAN	Purchase	XMAD	2,980,135	4.4383
03/12/2024	SAN	Purchase	CEUX	1,819,346	4.4382
03/12/2024	SAN	Purchase	TQEX	166,075	4.4354
03/12/2024	SAN	Purchase	AQEU	715,694	4.4351
			TOTAL	32,081,250

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 4 December 2024

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 28/11/2024 and 03/12/2024 (both inclusive).

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-28-nov-a-03-dic-2024.pdf)

IMPORTANT INFORMATION

Not a securities offer

This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.

Past performance does not indicate future outcomes

Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this document should be taken as a profit and loss forecast.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	December 4, 2024	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance